FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                                             -------------------------------



For the month(s) of               January & February          , 2001
                   -------------------------------------------

                            BELMONT RESOURCES INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

Suite 600 - 625 Howe Street, Vancouver, B.C.  V6C 2T6
-----------------------------------------------------
(Address of principal executive offices)

[Indicate by a check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X               Form 40-F
         -----------                   -----------


[Indicate by a check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           X               No
         -----------                   -----------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.
                                      ---


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
                                    -------------------------------
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Belmont Resources Inc.
                                               -----------------------------
                                                      (Registrant)

Date         March 29, 2001                    By  /s/ Gary Musil
         ------------------                      ---------------------------
                                                (Signature)
                                                Gary Musil, Secretary/Director

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BELMONT RESOURCES INC.
----------------------
                                                          #600 - 625 Howe Street
                                                         Vancouver, B.C. V6C 2T6
                                                              Ph: (604) 683-6648
                                                             Fax: (604) 683-1350
                                                        E-Mail: gmusil@direct.ca



January 11, 2001


                                                                           SEDAR
B.C. Securities Commission
#200 - 865 Hornby Street
Vancouver, B.C.
V6Z 2H4


Attn:     Statutory Filings
---------------------------


Dear Sir or Madam:


Re:     Belmont Resources Inc. (the "Company")
----------------------------------------------


Attached herewith please find a Form 27 regarding a material change of January 10, 2001.



Yours truly,


/s/ GARY MUSIL

Gary Musil,
Secretary/Director


GM/rm

Enclosure


c.c.     - Alberta Securities Commission (SEDAR)
         - Securities & Exchange Commission, Washington, D.C., U.S.A.

                                   FORM 27
                                SECURITIES ACT
            MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM 1.   REPORTING ISSUER

          Belmont Resources Inc. (the "Company")
          600 - 625 Howe Street
          Vancouver, BC
          V6C 2T6

ITEM 2.   DATE OF MATERIAL CHANGE

          January 10, 2001

ITEM 3.   PRESS RELEASE

          Issued January 10, 2001 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          The Company announces that it has entered into an agreement with EuroGas, Inc. that gives EuroGas the right of first refusal to arrange the financing necessary to accelerate placing the Gemerska talc deposit into production.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          Belmont Resources Inc. announces that it has entered into an agreement With EuroGas, Inc. that gives EuroGas the right of first refusal to arrange the financing necessary to accelerate placing the Gemerska talc deposit into production. Construction of mine facilities began in August 2000. (Details of the project can be found at www.rozmin.sk).

          Under the terms of the agreement, Belmont grants EuroGas the exclusive right of first refusal, until April 30, 2001, to obtain production financing on suitable terms or to match any offer that Belmont may receive for its interest in the deposit. In consideration of this grant of right of first refusal, EuroGas has agreed, subject to regulatory approval, to lower the price on the 2.5 million outstanding EuroGas warrants held by Belmont from the current price of $0.82 to $0.40.

          Talc can be classified as one of the more valuable industrial minerals. Its use as an industrial material is on the rise: as a filler in plastics for the automobile industry, in paper production and in the production of paints and lacquers. Its consumption within the European Union currently lies at approximately 1.2 million tons annually.

          As consumption increases, so do the prices. The world's leading talc producer, Luzenac Group, has announced price increases of 5 - 8% as of January 2001 in Europe and North American. Reports from Japan consumers also indicate that Chinese talc producers in Guangxi Province are boosting prices by $2.00/tonne in light of strong demand and falling output. This is on top of a $4.00/tonne increase implemented in the summer. Falling reserves at several deposits in Guangxi, coupled with strong demand from the plastics industry, are combining to push prices upwards.

          The Gemerska Poloma Talc Deposit is considered to be one of the richest talc deposits in the world. The deposit, according to the Ministry of Environment of the Slovak Republic, contains 146.6 million tons of high purity talc reserves. A comprehensive feasibility study of the Gemerska Talc Deposit project has been completed.


ITEM 6.   RELIANCE ON SECTION 67(2) OF THE ACT

          This report is not being filed on a confidential basis.

ITEM 7.   OMITTED INFORMATION

          There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.   DIRECTOR/SENIOR OFFICER

          Contact:     Gary Musil, Secretary
          Telephone:   (604) 683-6648

ITEM 9.   STATEMENT OF SENIOR OFFICER/DIRECTOR

          The foregoing accurately discloses the material change referred to herein.

                                                  /s/ GARY MUSIL
                                                  Gary Musil, Secretary/Director

DATED this 10th day of January, 2001.

BELMONT RESOURCES INC.
--------------------------------------------------------------------------------
                                                          #600 - 625 Howe Street
                                                         Vancouver, B.C. V6C 2T6
                                                              Ph: (604) 683-6648
                                                             Fax: (604) 683-1350
                                                        E-Mail: gmusil@direct.ca

February 14, 2001


                                                                           SEDAR
B.C. Securities Commission
#200 - 865 Hornby Street
Vancouver, B.C.
V6Z 2H4


Attn:     Statutory Filings
---------------------------


Dear Sir or Madam:


Re:     Belmont Resources Inc. (the "Company")
----------------------------------------------


Attached herewith please find a Form 27 regarding a material change of February 14, 2001.



Yours truly,


/s/ GARY MUSIL

Gary Musil,
Secretary/Director


GM/rm

Enclosure


c.c.     - Alberta Securities Commission (SEDAR)
         - Securities & Exchange Commission, Washington, D.C., U.S.A.

                                    FORM 27
                                 SECURITIES ACT
              MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM 1.   REPORTING ISSUER

          Belmont Resources Inc. (the "Company")
          600 - 625 Howe Street
          Vancouver, BC
          V6C 2T6

ITEM 2.   DATE OF MATERIAL CHANGE

          February 14, 2001

ITEM 3.   PRESS RELEASE

          Issued February 14, 2001 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          The Company announces that it has entered into an agreement with EuroGas, Inc. whereby EuroGas offers to acquire Belmont's 57% shareholding interest in Rozmin s.r.o. the owner and operator of the Gemerska Poloma talc deposit.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          EuroGas to acquire 57% interest in Gemerska Poloma Talc Deposit.

          Belmont Resources Inc. ("Belmont") announces that it has entered into An agreement with EuroGas, Inc. ("EuroGas") whereby EuroGas offers to Acquire Belmont's 57% shareholding interest in Rozmin s.r.o. ("Rozmin") the owner and operator of the Gemerska Poloma talc deposit in exchange for the following: (1) EuroGas will issue to Belmont 12 million common shares (with registration rights attached); and (2) EuroGas will pay to Belmont a royalty of 2% of the sale price on each sold ton of talc and other terms and conditions which will be described in a formal agreement.

          EuroGas controls the remaining interest in Rozmin through its 55% interest in Rima Muran s.r.o., which in turn owns the 43% shareholding interest in Rozmin.

          It is expected that the proposed sale will realize a + 300% return on our investment. In April 2000 Belmont announced completion of purchase of the 57% interest in Rozmin s.r.o. through cash payments of $2.16 million Cdn. Between August and December 2000 construction of the mine surface facilities, site preparation, powerline rehabilitation, etc. were completed and an additional investment of approximately $160,000 was made. A contract bid of 71,500,000 SK ($2.4 million Cdn) was awarded to complete the surface facilities and construct a 1300 metre long decline tunnel to the orebody. Belmont was incurring difficulty in arranging this financing and in January 2001 agreed to grant EuroGas the right to arrange the necessary financing. EuroGas has been able to secure the financing, however cannot finalize this arrangement without control of this project.

          Belmont will use a portion of the proceeds from this sale to begin Exploration on its 849.7 Km2 (209,950 acre) oil and gas concession area in Eastern Slovak Republic, as well as review other gas proposals.

          The EuroGas agreement is subject to regulatory and shareholder approval.

ITEM 6.   RELIANCE ON SECTION 67(2) OF THE ACT

          This report is not being filed on a confidential basis.

ITEM 7.   OMITTED INFORMATION

          There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.   DIRECTOR/SENIOR OFFICER

          Contact:     Gary Musil, Secretary
          Telephone:   (604) 683-6648

ITEM 9.   STATEMENT OF SENIOR OFFICER/DIRECTOR

          The foregoing accurately discloses the material change referred to herein.

                                                  /s/ GARY MUSIL
                                                  Gary Musil, Secretary/Director
DATED this 14th day of February, 2001.

AGREEMENT dated 4th day of January, 2001

BETWEEN:

          Eurogas Inc., a company incorporated in the State of Utah, United States of America, with offices at 22 Upper Brook Street, London, England

           (herein called "Eurogas")

                                                               OF THE FIRST PART

AND:

          Belmont Resources Inc.
          a company incorporated in the Province of British Columbia with offices at
          600 - 625 Howe Street
          Vancouver, B.C. V6C 2T6

           (herein called "Belmont")

                                                              OF THE SECOND PART

WHEREAS:

A. Each of the Parties has an interest in the Gemerska Poloma talc deposit (the "Deposit") in the Slovak Republic and wish to bring the property into commercial production.

B. Eurogas is prepared to arrange the necessary senior financing to bring the Deposit into commercial production.

NOW THIS AGREEMENT WITNESSES that in consideration of the premises and undertakings contained herein the Parties agree as follows:

1. Belmont grants to Eurogas the exclusive right, until April 30, 2001, to arrange the necessary financing on terms suitable to both Belmont and Eurogas to place the Deposit into commercial production.

2. Eurogas agrees, subject to any regulatory consent that may be necessary, to lower the price on the outstanding Eurogas warrants (the "Warrants") held by Belmont from the current price of eighty-two cents U.S. (82 cents U.S.) to forty cents U.S. (40 cents U.S.) for the balance of the term of the Warrants.

3.     Belmont grants to Eurogas the following right of first refusal:

       If, prior to April 30, 2001, Belmont receives an offer from a third party to either purchase an interest (the "Interest") in the Deposit, either a direct Interest in the Deposit, or an indirect Interest through a purchase of all or a part of Belmont's shares in Rozmin s.r.o.; or to provide financing (the "Financing ") to bring the Deposit into commercial production, Belmont will advise Eurogas in writing of the full details of such offer (the "Offer").

4. Eurogas shall have thirty (30) days from receipt of the Offer to give a written notice (the "Notice") to Belmont that it will exercise its right of first refusal and will purchase the Interest or provide the Financing, whichever is applicable, on the same terms and conditions as contained in the Offer.

5. If Eurogas fails to give the Notice exercising its right of first refusal to Belmont within the thirty (30) day period then the right of first refusal shall lapse absolutely.

6. If Eurogas exercises its right of first refusal then the proposed transaction shall be completed forty-five (45) days after Eurogas gives the Notice to Belmont.

7. The parties hereto agree to do such further acts and to execute and deliver such further documents as may be deemed necessary to give full effect to the intent and terms of this Agreement.

8.     This Agreement shall be non-assignable.

9. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their successors.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

                                                    Eurogas, Inc.



                                                    Per: /s/ Andrew Andraczke
                                                        ------------------------
                                                    Authorized Signatory


                                                    Belmont Resources Inc.



                                                    Per: /s/ Vojtech Agyagos
                                                        ------------------------
                                                    President